May 22, 2012

Dear Warrantholder:

Re: Common share purchase warrants of Silvermex Resources Inc. (“Silvermex Warrants”)

Silvermex Resources Inc. (“Silvermex”) is undertaking a transaction (the “Arrangement”) whereby First Majestic Silver Corp. (“First Majestic”) will acquire all of the issued and outstanding common shares of Silvermex (“Silvermex Shares”). The Arrangement and the arrangement agreement dated April 3, 2012 between Silvermex and First Majestic (the “Arrangement Agreement”) are described in more detail in the management proxy circular of Silvermex (the “Information Circular”) accompanying this letter, a copy of which has been filed on SEDAR at www.sedar.com. Capitalized words used but not otherwise defined in this letter have the meanings set out in the Information Circular.

Pursuant to the Arrangement Agreement, when the Arrangement is completed each issued and outstanding Silvermex Share held by a Silvermex Shareholder (other than a Dissenting Shareholder but including any Silvermex Shares issued as Warrant Consideration or Option Consideration) will be deemed to be acquired by First Majestic in exchange for 0.0355 of a First Majestic Share and cash consideration of $0.0001. On completion of the transactions contemplated by the Arrangement Agreement, Silvermex Securityholders (other than dissenting shareholders of Silvermex) will become shareholders of First Majestic and Silvermex will become a wholly-owned subsidiary of First Majestic. The Silvermex Shares will be delisted from the Toronto Stock Exchange.

The Arrangement will affect your Silvermex Warrants. Pursuant to the terms of the Arrangement, you may elect to receive common share purchase warrants to purchase First Majestic Shares (“Replacement Warrants”) instead of having your Silvermex Warrants deemed to be exercised. If you would like to receive Replacement Warrants in exchange for your Silvermex Warrants, you must complete the election notice attached to this letter (the “Election Notice”) and deliver it to Silvermex at the address set out in the Election Notice prior to the date that is at least two business days before the Effective Date. The number of Replacement Warrants that you are entitled to receive is equal to the product of 0.0355 multiplied by the number of Silvermex Shares issuable on exercise of your Silvermex Warrants, rounded down to the next whole number. Each Replacement Warrant will be exercisable for one First Majestic Share. The exercise price per First Majestic Share will be equal to the exercise price of your Silvermex Warrants prior to the Effective Time divided by 0.0355.

If you do not deliver an Election Notice to Silvermex prior to the date that is at least two business days before the Effective Date, then, at the Effective Time without any further action by or on your behalf, your Silvermex Warrants will be deemed to be exercised for the Warrant Consideration, if any, and you will cease to be the holder of the Silvermex Warrants, will cease to have any rights as a holder in respect of such Silvermex Warrants, your name will be removed from the register of Silvermex Warrants, and all agreements, grants and other similar instruments relating thereto will be cancelled. Any Silvermex Shares issued to you as Warrant Consideration will be deemed to be acquired by First Majestic in exchange for 0.0355 of a First Majestic Share and cash consideration of $0.0001.

In regards to the treatment of Warrantholders for Canadian federal tax purposes, you are advised to consult with your tax advisors. Certain tax considerations are described in the Information Circular under “Certain Canadian Federal Income Tax Considerations”. If you choose not to elect to receive Replacement Warrants, your Silvermex Warrants will be deemed to be exercised for the Warrant Consideration, which will include Silvermex Shares that will, in turn, be acquired by First Majestic for First Majestic Shares and cash consideration. As such, you should consider with your tax advisors whether you have an interest in making and filing a Canadian federal income tax election. Please see the section 85 tax election instructions attached to this letter. Such instructions permit you to request a tax instruction letter in regards to such election.

The Effective Date is the date the Arrangement completes, as determined in accordance with the Arrangement Agreement, and is anticipated to be in early July 2012.

If you have any questions regarding the completion and delivery of the Election Notice, please contact Marien Segovia, Corporate Secretary of Silvermex, at 604-682-4004, as soon as possible.

Yours truly,

“Duane Nelson”

Duane Nelson
Chief Executive Officer and Director

ELECTION NOTICE

TO:	Silvermex Resources Inc. (the “Company”)
Suite 1210 – 885 West Georgia Street
Vancouver, B.C. V6C 3E8
Tel: (604) 682-4004 / Fax: (604) 682-4009 / E-mail: marien@silvermexresources.com

Reference is made to the arrangement agreement dated April 3, 2012 between the Company and First Majestic Silver Corp. (the “Arrangement Agreement”), a copy of which has been filed on SEDAR at www.sedar.com. Capitalized words used but not otherwise defined in this letter have the meanings set out in the Arrangement Agreement.

The undersigned, being the registered holder of ___________________ common share purchase warrants of the Company (“Warrants”) represented by warrant certificate number ________________ (the “Warrant Certificate”), hereby elects to exchange the Warrants for Replacement Warrants (as defined below) to purchase First Majestic Shares (as defined below), in accordance with the terms of the Plan of Arrangement contemplated by the Arrangement Agreement and upon such Plan of Arrangement becoming effective.

The undersigned hereby represents, warrants, acknowledges and certifies that, subject to the terms of the Arrangement Agreement:

1.

Provided that the undersigned has delivered a completed and signed copy of this Election Notice to the Company prior to the date which is at least two business days before the Effective Date, each Warrant will, upon the Plan of Arrangement becoming effective, be exchanged, without any further act or formality and free and clear of all liens, claims and encumbrances, for a warrant (a “Replacement Warrant”) to purchase a number of common shares in the authorized share structure of First Majestic Silver Corp. (“First Majestic Shares”) equal to the product of 0.0355 multiplied by the number of Silvermex Shares issuable on exercise of such Warrant for an exercise price per First Majestic Share equal to the exercise price of the Warrants prior to the Effective Time divided by 0.0355 rounded up to the nearest whole cent (provided that, if the forgoing calculation results in a Replacement Warrant being exercisable for a fraction of a First Majestic Share, then the number of First Majestic Shares subject to such Replacement Warrant shall be rounded down to the next whole number of First Majestic Shares), and such Warrants shall thereupon be cancelled;

2.

The term of expiry, conditions to and manner of exercise and other terms and conditions of each of the Replacement Warrants will be the same as the terms and conditions of the Warrants for which they are exchanged and any certificate previously evidencing the Warrants will thereafter evidence and be deemed to evidence such Replacement Warrants; and

3.	The Replacement Warrants will not be exercisable by or on behalf of a U.S. Person unless an exemption from registration under the U.S. Securities Act and applicable state securities law is available.

To be effective, a completed and signed copy of this Election Notice must be delivered to the Company at least two business days before the Effective Date.

DATED the ______ day of ______________________, 2012.

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Signature of Witness	)	Signature of registered holder or Signatory thereof
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Print Name of Witness	)	Print Name of registered holder as on Warrant Certificate

SECTION 85 TAX ELECTION NOTICE

Reference is made to the management proxy circular of Silvermex Resources Inc. (the “Information Circular”) accompanying this letter, a copy of which has been filed on SEDAR at www.sedar.com. Capitalized words used but not otherwise defined in this letter have the meanings set out in the Information Circular.

To be completed by a Silvermex Warrantholder ONLY if (a) such Silvermex Warrantholder’s Silvermex Warrants will be deemed to be exercised for the Warrant Consideration and (b) such Silvermex Warrantholder has an interest in making and filing an income tax election (a “Tax Election”) pursuant to subsection 85(1) or 85(2) of the Income Tax Act (Canada) (and in each case, where applicable, the corresponding provisions of any applicable provincial income tax legislation) with respect to the transfer of its Silvermex Shares, acquired by the Silvermex Warrantholder pursuant to the deemed exercise of the Silvermex Warrants, to First Majestic pursuant to the Arrangement. For information as to whether you should make a Tax Election, please see the Information Circular under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Silvermex Shares under the Arrangement – With a Section 85 Election”. The election requirements are complex and you should consult with your own tax advisor in this regard.

First Majestic will separately distribute a tax instruction letter (“Tax Instruction Letter”) to you, at the address set out in the certificate representing your Silvermex Warrants, within 10 days after the Effective Date if you check the box below, and you return a signed copy of this Section 85 Tax Election Notice to First Majestic at 1805- 925 West Georgia Street, Vancouver, British Columbia, V6C 3E8, Attention: Connie Lillico, Corporate Secretary, telephone: (604) 639-8873, facsimile: (604) 639-8873.

[ ] Tax Instruction Letter required

Note: First Majestic has agreed to execute and return an income tax election to the Eligible Holder who has submitted the election information on or before 90 calendar days after the Effective Date. To make an income tax election you must either complete and provide two signed copies of the required election form containing all necessary information or submit your election information through a designated website, all in accordance with the procedures of the Tax Instruction Letter. The Tax Instruction Letter is expected to include information pertaining to First Majestic or Silvermex that you will require to complete the election form and which may not be known to you, or a link to a website where some of this information may be made available. For greater certainty, apart from distributing Tax Instruction Letters and providing such information as described above, neither First Majestic nor Silvermex will be responsible for the proper completion or filing of any election form, and the sole obligation of First Majestic and Silvermex will be to execute properly completed election forms received on a timely basis and return them to you. It will be the sole responsibility of you to complete your election forms, submit them to First Majestic for execution within the required deadlines, and file them with the Canada Revenue Agency (and any provincial tax authority).

Signature of Silvermex Warrantholder	Print Name of Silvermex Warrantholder
(or signatory thereof)

If applicable, print Name and Office of Signatory